SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                          SECURE COMPUTING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    813705100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                   Copies to:
                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                               September 21, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D/A

-----------------------------                            -----------------------
CUSIP No. 813705100                                      Page 2 of 13 pages
-----------------------------                            -----------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              Warburg Pincus Private Equity IX, L.P.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
----------------------- ----------- --------------------------------------------
                            8       SHARED VOTING POWER

                                    7,334,987
NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED          9       SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON WITH                         -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    7,334,987
----------------------- ----------- --------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,334,987
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)   [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------
* Calculated based on 68,178,488 shares of Common Stock outstanding as of July 31, 2008, as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 2008.

                                    SCHEDULE 13D/A

-----------------------------                            -----------------------
CUSIP No. 813705100                                      Page 3 of 13 pages
-----------------------------                            -----------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              Warburg Pincus IX, LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
----------------------- ----------- --------------------------------------------
                            8       SHARED VOTING POWER

                                    7,334,987
NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED          9       SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON WITH                         -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    7,334,987
----------------------- ----------- --------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,334,987
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)   [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------
* Calculated based on 68,178,488 shares of Common Stock outstanding as of July 31, 2008, as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 2008.

4470558.5



                                    SCHEDULE 13D/A

-----------------------------                            -----------------------
CUSIP No. 813705100                                      Page 4 of 13 pages
-----------------------------                            -----------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              Warburg Pincus Partners LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------- ------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
----------------------- ----------- --------------------------------------------
                            8       SHARED VOTING POWER

                                    7,334,987
NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED          9       SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON WITH                         -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    7,334,987
----------------------- ----------- --------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,334,987
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)   [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------
* Calculated based on 68,178,488 shares of Common Stock outstanding as of July 31, 2008, as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 2008.

                                    SCHEDULE 13D/A

-----------------------------                            -----------------------
CUSIP No. 813705100                                      Page 5 of 13 pages
-----------------------------                            -----------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              Warburg Pincus LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------- ------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
----------------------- ----------- --------------------------------------------
                            8       SHARED VOTING POWER

                                    7,334,987
NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED          9       SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON WITH                         -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    7,334,987
----------------------- ----------- --------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,334,987
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)   [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------
* Calculated based on 68,178,488 shares of Common Stock outstanding as of July 31, 2008, as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 2008.

                                    SCHEDULE 13D/A

-----------------------------                            -----------------------
CUSIP No. 813705100                                      Page 6 of 13 pages
-----------------------------                            -----------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              Warburg Pincus & Co.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------- ------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
----------------------- ----------- --------------------------------------------
                            8       SHARED VOTING POWER

                                    7,334,987
NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED          9       SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON WITH                         -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    7,334,987
----------------------- ----------- --------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,334,987
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)   [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------
* Calculated based on 68,178,488 shares of Common Stock outstanding as of July 31, 2008, as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 2008.

                                    SCHEDULE 13D/A

-----------------------------                            -----------------------
CUSIP No. 813705100                                      Page 7 of 13 pages
-----------------------------                            -----------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              Charles R. Kaye
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
------------- ------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
----------------------- ----------- --------------------------------------------
                            8       SHARED VOTING POWER

                                    7,334,987
NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED          9       SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON WITH                         -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    7,334,987
----------------------- ----------- --------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,334,987
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)   [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IN
------------- ------------------------------------------------------------------
* Calculated based on 68,178,488 shares of Common Stock outstanding as of July 31, 2008, as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 2008.

                                    SCHEDULE 13D/A

-----------------------------                            -----------------------
CUSIP No. 813705100                                      Page 8 of 13 pages
-----------------------------                            -----------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS

              Joseph P. Landy
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
------------- ------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
----------------------- ----------- --------------------------------------------
                            8       SHARED VOTING POWER

                                    7,334,987
NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED          9       SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON WITH                         -0-
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    7,334,987
----------------------- ----------- --------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,334,987
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)   [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IN
------------- ------------------------------------------------------------------
* Calculated based on 68,178,488 shares of Common Stock outstanding as of July 31, 2008, as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 2008.

     This Amendment No. 1 amends the Schedule 13D originally filed on January 20, 2006, (the "Original 13D"), on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("WP IX"), Warburg Pincus IX, LLC, a Delaware limited liability company ("WP IX LLC"), Warburg Pincus Partners LLC, a New York Limited liability company ("WPP LLC"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus & Co., a New York general partnership, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC ("WP" and together with WP IX, WP IX LLC, WPP LLC, WP LLC and Messrs. Kaye and Landy, the "Reporting Persons"). This Amendment No. 1 to the Original 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Secure Computing Corporation, a Delaware corporation (the "Company").

Item 4. Purpose of Transaction.

     Item 4 of the Original 13D is hereby amended by adding the following paragraph at the end of the discussion:

     WP IX and McAfee, Inc., a Delaware corporation ("Parent"), have entered into a Voting Agreement, dated as of September 21, 2008 (the "Voting Agreement"), pursuant to which, among other things, WP IX, subject to the terms and conditions of the Voting Agreement, has agreed that it will vote all of the shares of Common Stock beneficially owned by it in favor of the adoption of that certain Agreement and Plan of Merger, dated as of September 21, 2008 (the "Merger Agreement"), by and among the Company, Parent and Seabiscuit Acquisition Corporation, a Delaware corporation and a direct and wholly owned subsidiary of Parent ("Merger Subsidiary"). Pursuant to the Merger Agreement, upon satisfaction of the conditions set forth therein, Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger. Pursuant to an Irrevocable Proxy delivered by WP IX (the "Proxy") in connection with the execution and delivery of the Voting Agreement, WP IX appointed Dave DeWalt and Mark Cochran, representatives of Parent, as its sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, to, subject to the terms and conditions of the Voting Agreement and the Proxy, vote the shares of Common Stock beneficially owned by WP IX in favor of the adoption of the Merger Agreement and against certain other corporate actions.

     WP IX and the Company have entered into a letter agreement, dated as of September 21, 2008 (the "Letter Agreement"), pursuant to which, among other things, WP IX, subject to the terms and conditions of such Letter Agreement, has agreed that the Warrant, dated January 12, 2006, given by the Company to WP IX will be terminated with no further force or effect concurrently with, and with effect from, the effective time of the Merger and WP IX agreed that it will not be entitled to receive any portion of the merger consideration payable under the Merger Agreement in respect of the termination of such Warrant.

     A copy of the Voting Agreement and the Proxy is filed as Exhibit 1 hereto. A copy of the Letter Agreement is filed as Exhibit 2 hereto. The Voting Agreement, the Proxy and the Letter Agreement are incorporated herein by reference and the foregoing summary of the Voting Agreement, the Proxy and the Letter Agreement are qualified in their entirety by reference to the exhibits.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Original 13D are hereby amended and restated in their entirety as follows:

     (a) Due to their respective relationships with WP IX and each other, as of September 21, 2008, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 7,334,987 shares of Common Stock, representing approximately 9.7% of the Common Stock, by virtue of WP IX's ownership of 700,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") and a Warrant, dated January 12, 2006 (the "Warrant"), pursuant to which WP IX has the right to acquire 1,064,259 shares of Common Stock (collectively, the "Convertible Securities"), based on a total of 75,513,475 shares of Common Stock outstanding, which is comprised of:
(i) 68,178,488 shares of Common Stock outstanding as of July 31, 2008, as represented in the Company's Form 10-Q for the quarter ended June 30, 2008, (ii) the 6,270,728 shares of Common Stock issuable upon the conversion of the 700,000 shares of Series A Preferred Stock owned by WP IX and (iii) the 1,064,259 shares of Common Stock acquirable by WP IX upon the exercise of the Warrant. Each of the Reporting Persons may be deemed to be a member of a "group" (as defined in Section 13(d)(3) of the Exchange Act) with Parent and Messrs. DeWalt and Cochran. Each of the Reporting Persons hereby disclaims that they are members of a "group" (as defined in Section 13(d)(3) of the Exchange Act) with Parent and Messrs. DeWalt and Cochran and each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Common Stock that may be beneficially owned by Parent or Messrs. DeWalt and Cochran.

     (b) Each of WP IX LLC, WPP LLC, WP LLC and WP share with WP IX the power to vote or to direct the vote and to dispose or to direct the disposition of the 7,334,987 shares of Common Stock it may be deemed to beneficially own as of September 21, 2008. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares beneficially owned by the Reporting Persons.

     (c) Except as described in this Amendment No. 1, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original 13D is hereby amended to add the following:

     As described in Item 4 hereto, WP IX has entered into a Voting Agreement, a Proxy and the Letter Agreement. The information set forth in Item 4 with respect to the Voting Agreement, the Proxy and the Letter Agreement is incorporated into this Item 6 by reference.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1. Voting Agreement, dated as of September 21, 2008, by and between Warburg Pincus Private Equity IX, L.P. and McAfee, Inc., together with the Irrevocable Proxy given by Warburg Pincus Private Equity IX, L.P., dated as of September 21, 2008.

          Exhibit 2. Letter Agreement, dated as of September 21, 2008, by and between Warburg Pincus Private Equity IX, L.P. and Secure Computing Corporation.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2008         WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                                         By:  Warburg Pincus IX, LLC,
                                              its General Partner

                                              By:  Warburg Pincus Partners, LLC,
                                                   its Sole Member

                                              By: Warburg Pincus & Co.,
                                                  its Managing Member

                                   By:  /s/ Steven G. Schneider
                                        ----------------------------------------
                                        Name:  Steven G. Schneider
                                        Title: Partner


Dated:  September 23, 2008         WARBURG PINCUS IX, LLC

                                         By:  Warburg Pincus Partners, LLC,
                                              its Sole Member

                                              By: Warburg Pincus & Co.,
                                                  its Managing Member

                                   By:  /s/ Steven G. Schneider
                                        ----------------------------------------
                                        Name:  Steven G. Schneider
                                        Title: Partner


Dated:  September 23, 2008        WARBURG PINCUS PARTNERS LLC

                                              By: Warburg Pincus & Co.,
                                                  its Managing Member

                                   By:  /s/ Steven G. Schneider
                                        ----------------------------------------
                                        Name:  Steven G. Schneider
                                        Title: Partner

Dated:  September 23, 2008         WARBURG PINCUS & CO.


                                   By:  /s/ Steven G. Schneider
                                        ----------------------------------------
                                        Name:  Steven G. Schneider
                                        Title: Partner


Dated:  September 23, 2008         WARBURG PINCUS LLC


                                   By:  /s/ Steven G. Schneider
                                        ----------------------------------------
                                        Name:  Steven G. Schneider
                                        Title: Partner

Dated:  September 23, 2008


                                   By:  /s/ Steven G. Schneider
                                        ----------------------------------------
                                        Name:  Charles R. Kaye
                                        By:    Steven G. Schneider,
                                               Attorney-in-Fact*

Dated:  September 23, 2008


                                   By:  /s/ Steven G. Schneider
                                        ----------------------------------------
                                        Name:  Joseph P. Landy
                                        By:    Steven G. Schneider,
                                               Attorney-in-Fact**


* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.